UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 24, 2023, SMX (Security Matters) Public Limited Company (the “Company”) issued a press release to announce that Mr. Joshua Skule, a former FBI Executive Assistance Director and the current President of Bow Wave LLC, and SMX have agreed for him to join SMX’s ad hoc International Legal Prosecuting Task Force to investigate and analyze possible irregular past trading patterns, spoofing and possible illegal market manipulation of the Company’s shares.

The Company has also authorized Mr. Skule to formally liaise with international law enforcement agencies across the world, specifically INTERPOL, and Irish authorities. If evidence allows, SMX will consider legal activities through the Irish legal system and filing a request for intervention by INTERPOL.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated by reference herein.

Exhibit Number	Description

99.1	Press Release dated April 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 24, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer